ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

July 11, 2023	Chelsea Childs T +1 415 315 6374 Chelsea.Childs@ropesgray.com

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Lauren Hamilton

Re:	Versus Capital Infrastructure Income Fund (File Nos. 333-238296 and 811-23569) (the “Fund”)

Ladies and Gentlemen:

On June 14, 2023, Ms. Lauren Hamilton of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided oral comments to Chelsea Childs of Ropes & Gray LLP, counsel to the Fund, in connection with the Staff’s review of Amendment No. 1 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), to the Fund’s Registration Statement on Form N-2, filed on May 19, 2023.

The Staff’s comments, together with the Fund’s responses thereto, are set forth below. Capitalized terms not defined in this letter have the same meaning as in the Fund’s Registration Statement.

GENERAL

1.	Comment: Please confirm that the Fund will comply with the requirements of Form N-2 General Instruction I to provide interactive data (XBRL) files.

Response: The Fund confirms.

2.	Comment: The Staff notes that the financial information required to be included in the Registration Statement is incomplete. We may have further comments upon review of such information.

Response: The Fund acknowledges the Staff’s comment.

3.	Comment: Please explain in correspondence the Fund’s analysis under Rule 6-11 of Regulation S-X with respect to the Reorganization.

July 11, 2023

Response: Rule 6-11 of Regulation S-X applies to the acquisition of a “fund,” which is defined in Rule 6-11(a)(2)(i) to mean any investment company as defined in Section 3(a) of the 1940 Act, any private fund that would be an investment company but for the exclusions provided by Sections 3(c)(1) or 3(c)(7) of the 1940 Act, or any private account managed by an investment adviser. The Predecessor Fund is a “fund” under Rule 6-11 because it would be an investment company but for the exclusions provided by Section 3(c)(1) or 3(c)(7) of the 1940 Act. Simultaneous with the Fund beginning to accept offers to purchase shares, in connection with the Reorganization, the Predecessor Fund will transfer substantially all of its portfolio securities to the Fund. Therefore, the Reorganization will constitute a fund acquisition for purposes of Rule 6-11 and will meet the conditions of the investment test under Rule 6-11(b)(2)(ii). Accordingly, the Fund intends to comply with Rule 6-11 by incorporating into the Registration Statement audited financial statements of the Predecessor Fund prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”), including a schedule of investments, for the time periods prescribed by Rule 6-11.

4.	Comment: Please explain in correspondence whether the financial statements of the Fund’s subsidiaries, if any, will be consolidated with those of the Fund. If not, please explain why not.

Response: In general, the Fund will look to U.S. GAAP, Regulation S-X and other applicable accounting guidance to determine whether to consolidate the financial statements of an entity with its own financial statements. The Fund notes that it generally expects to consolidate the financial statements of any subsidiary with those of the Fund to the extent such subsidiary is wholly-owned by the Fund, consistent with the no-action letter issued to Fidelity Select Portfolio (April 29, 2008).

5.	Comment: Please explain in correspondence whether any of the loans held by the Fund will be unitranche loans (aka co-lending arrangements). Last-out lenders bear a greater risk in exchange for receiving a higher interest rate. Please provide disclosure in the Registration Statement and future notes to the Fund’s financial statements so that readers of the documents will understand the risks associated with these investments. With respect to co-lending arrangements, please supplementally notify the Staff of the following:

a.	Whether the Fund has any specific accounting policies it applies to co-lending arrangements;
b.	How the valuation of these investments will take into account the payment prioritization or payment waterfall;
c.	The impact of such arrangements on the calculation of interest income under the effective interest method; and
d.	Whether any of the co-lenders under these arrangements are affiliated persons of the Fund.

July 11, 2023

Response:

The Fund will revise the disclosure to address the risks associated with the investments identified. With respect to co-lending arrangements, the Fund notes as follows:

a.	Investments acquired via co-lending arrangements are generally expected to follow the income recognition and valuation accounting policies applicable to the Fund’s other private debt investments.
b.	The Fund will engage qualified external valuation consultants to provide valuation information on a periodic basis, which may include estimated valuation ranges and/or spot prices, valuation models and/or inputs used, as well as written investment assessments. Valuation ranges and/or spot prices provided by the external valuation consultants will typically be model derived and may utilize inputs such as comparable public market valuations, comparable transaction prices and/or discounted cash flow analyses along with other relevant information such as assessed borrower credit quality and project specific financials. All private debt investment valuations will consider the investment-specific terms including interest rate, contractual principal repayment priority and assessed credit quality.
c.	Interest income will be recorded on an accrual basis based upon the actual interest rate of the investment and include the accretion of discounts and amortization of premiums. Discounts from and premiums to par value on debt investments purchased are accreted/amortized into interest income over the life of the respective investment using the effective interest method. The amortized cost of a debt investment represents the original cost, including origination fees and upfront fees received that are deemed to be an adjustment to yield, adjusted for the accretion of discounts and amortization of premiums, if any.
d.	None of the co-lenders under these arrangements are expected to be affiliated persons of the Fund. To the extent that the Fund seeks to enter into co-lending arrangements with an affiliate in the future, the Fund would seek applicable exemptive relief.

PROSPECTUS

Facing Sheet

6.	Comment: Please check the box indicating that the Fund is a new registrant.

Response: The Fund respectfully notes that the instructions for the facing sheet in Form N-2 indicate that this box should be checked for registrants that are “registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing.” Since the Fund filed its Form N-8A on May 15, 2020, the Fund does not believe this box should be checked.

July 11, 2023

Summary of Fund Expenses

7.	Comment: Please confirm that the management fee, including any performance fee (if any), of any wholly-owned subsidiary of the Fund will be included in the Management Fees line item and that the expenses of any wholly-owned subsidiary will be included in the Other Expenses line item in the Fund’s fee table.

Response: The Fund confirms that it will include the required disclosure, to the extent applicable, prior to requesting that the Staff declare the Registration Statement effective.

8.	Comment: Please include the disclosure required by Form N-2 Item 3, Instruction 10.g. thereunder as it relates to Acquired Fund Fees and Expenses and any performance fees of underlying Private Funds. The Staff notes that the financial information required to be included in the fee table is incomplete. We may have further comments upon review of such information.

Response: The Fund confirms that it will include the required disclosure, to the extent applicable, prior to requesting that the Staff declare the Registration Statement effective.

* * * * *

If you have any questions or require any clarification concerning the foregoing, please call me at 415-315-6374.

Sincerely,

/s/ Chelsea Childs
Chelsea Childs

cc:

Timothy Fete, Versus Capital Advisors LLC

Sarah Clinton, Ropes & Gray LLP

- 4 -